Exhibit 99.1

The Very Good Food Company Announces New Distribution of its

Plant-Based “Stuffed Beast” across Canada at Select Loblaws, Real Canadian Superstore and Zehrs Locations

•	New distribution of Stuffed Beasts at 123 Real Canadian Superstore locations across Canada and 40 Loblaw and Zehrs stores throughout Ontario.

•	This seasonal rotation at Loblaw stores is incremental to the 1,400 stores that are currently selling The Very Good Butchers products across North America.

Vancouver, British Columbia (December 10, 2021) – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today announced that their popular Stuffed Beast, under its core The Very Good Butchers brand, will be available for purchase in select Loblaws and Real Canadian Superstore locations across Canada.

After selling out of the limited-edition Stuffed Beast last year, VERY GOOD increased production and distribution for the 2021 holiday season. Available for purchase in mid December, the Stuffed Beast can be found in 123 Real Canadian Superstore locations nationally and 40 Loblaw and Zehrs stores throughout Ontario (collectively “Loblaws stores”); along with other Canadian retailers such as Whole Foods, Thrifty Foods, La Moisson, Country Grocer, Natures Emporium, Organic Garage, Fiesta Farms, Good Rebel, Vegan Supply, and many more natural and independent stores. This seasonal rotation at Loblaw stores is incremental to the 1,400 stores that are currently selling The Very Good Butchers products across North America.

“We’ve been thrilled to see such overwhelming demand for our best-selling Stuffed Beast, and are incredibly excited to bring this limited-edition product to select Loblaws and Real Canadian Superstore locations across the country,” said Mitchell Scott, co-founder and CEO of The Very Good Food Company. “We have always had trouble keeping up with demand and orders for our Stuffed Beasts, so we ramped up production in order to increase availability this holiday season. We want to ensure Canadians have access to easy, approachable and delicious plant-based options in time for the holidays.”

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes statements relating, but not limited to: the expected availability of the Stuffed Beast in Loblaws and Real Canadian Superstore locations including the number of stores that will carry the product and the timing therefor; the number of other retailers that carry the Stuffed Beast; consumer demand for the Stuffed Beast; the Company’s increased production of the Stuffed Beast and the attributes and appeal of the Stuffed Beast and The Very Good Butchers’ other products including their taste and nutritional content. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to no significant disruptions in VERY GOOD’s supply chain and distribution network including as a result of recent severe flooding in British Columbia, continued strong demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued wholesale expansion and eCommerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain the necessary production equipment, the availability of labour as well as the accuracy of construction and ramp-up schedules, including the timely receipt of required permits, and accuracy of cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.